Filed by Walgreens Boots Alliance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Date: December 8, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

Wasson’s Weekly

An integration update

Walgreens Boots Alliance leadership meets in London

December 8, 2014

As promised, I wanted to give you an update on where we are as we move closer to completing Step 2 of our plan to combine Walgreens and Alliance Boots.

It’s been a very busy couple of months since Walgreens Boots Alliance leadership met in September in Bern, Switz. If you recall, that was the first time we met as a new team to begin laying the foundations of the new holding company—designing the operating model, and discussing and identifying other critical steps and needs. Under Tom Sabatino, chief legal and administrative officer, the Integration Office has been continuing work on the discussion points covered in Bern, the action steps that came out of that meeting and preparing for the next meeting, which we just concluded right before Thanksgiving in London.

“We still anticipate completing Step 2 no later than the end of the first calendar quarter of 2015, so I’m pleased with the progress we’re making on integration planning, deal execution and prepping for Day 1,” Tom said, “including further advancing the operating model and continuing preparations around the integration of these two great companies.” At our London meeting, we aligned around our vision, purpose and values, and how we’ll begin communicating those. We also continued discussions around organizational structure for Walgreens Boots Alliance and how we’re going to work together as a team.

We’ve been communicating our progress on both sides of the pond. In fact, let me share a few words Alliance Boots’ executive chairman Stefano Pessina wrote in the November issue of AB Crescendo, its internal newsletter: “The integration team, comprising colleagues from both companies, is progressing fast to create the new holding company structure, as well as to ensure all the right processes are in place for the future groups and divisions to work well together.”

We’ve also taken two additional and necessary steps in this process. First, on Nov. 24, we filed and began mailing the definitive proxy statement and final prospectus to our shareholders. These two documents provide in-depth details on the proposed transactions so that shareholders can make an informed decision on their vote. Second, we scheduled a special shareholder meeting to approve the merger—it’s set for December 29 in New York, and its purpose is solely focused on the shareholder vote for the transaction. Unlike our annual shareholder meetings, only a few people from our team will attend—myself, our chairman of the board Jim Skinner and certain Legal and Finance team members. This will be the setting in which shareholders of Walgreen Co. stock will have a number of items to vote on. One is a holding company reorganization to establish Walgreens Boots Alliance, Inc., as the new publicly traded holding company of the new combined enterprise. Another is the issuance of Walgreens Boots Alliance shares necessary to complete Step 2. After the meeting—provided we receive the necessary votes—we’ll have all the external approvals needed to close. From there, we’ll be focusing on finalizing the internal processes to complete the merger.

These are truly milestone steps in this historic process. They bring us that much closer to completion of this merger and realization of the new global pharmacy-led health and wellbeing enterprise our two companies have been planning. In the meantime, both companies are right in the middle of the critical holiday season. And therefore, as Stefano said in his article: “... it is crucial that we all remain totally focused on delivering a great performance and service.” My thoughts exactly. In the midst of creating Walgreens Boots Alliance, both companies are still concentrated on ending the year with successful holiday seasons. Thank you for all YOU do to make each holiday season the best ever.

Thanks for reading, and be well.

Important Information for Investors and Shareholders

In connection with the proposed transactions between Walgreen Co. (“Walgreens”) and Alliance Boots GmbH, Walgreens Boots Alliance, Inc. (“WBA”) has filed with the SEC a registration statement on Form S-4 and two amendments thereto, as well as a definitive prospectus of WBA and a definitive proxy statement of Walgreens in connection with the proposed transactions. The registration statement, as amended was declared effective by the SEC on November 24, 2014, and the definitive proxy statement/prospectus was mailed to Walgreens’ shareholders on or about November 24, 2014. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Walgreens or WBA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or WBA will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots GmbH, WBA and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2014, as amended. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions is set forth in the definitive proxy statement/prospectus. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by the Company’s shareholders may not be obtained; the risk of a material adverse change that the Company or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with the Company’s ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to the Company and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of our most recent Form 10-K, as amended, which is incorporated herein by reference, and in other documents that we file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.